    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 4, 2003
                                                 REGISTRATION NO. 333- _________

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                        TERAFORCE TECHNOLOGY CORPORATION
             (Exact name of registrant as specified in its charter)

                              ---------------------


                   DELAWARE                               76-0471342
        (State or other jurisdiction of                (I.R.S. Employer
         incorporation or organization)                Identification No.)

                              1240 E. CAMPBELL ROAD
                             RICHARDSON, TEXAS 75081
                                 (469) 330-4960
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              ---------------------

                                 ROBERT P. CAPPS
                        TERAFORCE TECHNOLOGY CORPORATION
                            EXECUTIVE VICE PRESIDENT
                              1240 E. CAMPBELL ROAD
                             RICHARDSON, TEXAS 75081
                            TELEPHONE: (469) 330-4960
                               FAX: (972) 367-2271
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              ---------------------
                                   Copies to:
                                WILLIAM L. BOEING
                              HAYNES AND BOONE, LLP
                         2505 N. PLANO ROAD, SUITE 4000
                             RICHARDSON, TEXAS 75082
                            TELEPHONE: (972) 680-7550
                               FAX: (972) 680-7551
                              ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                                                   CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
                                                                      Proposed Maximum   Proposed Maximum
         Title of Each Class of                      Amount            Offering Price        Aggregate              Amount
       Securities to be Registered              to be Registered (1)   per Share (2)     Offering Price (2)   of Registration Fee
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01 per share .....        31,936,875           $0.30            $ 9,581,063                $775
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 25,265,000 shares issuable upon the conversion of the 12% convertible notes and 3,871,875 shares issuable upon the exercise of warrants. Pursuant to Rule 416, the Registration Statement also covers an indeterminate number of additional shares of common stock as may be issuable to prevent dilution resulting from stock splits, stock dividends or similar events.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based on the average high and low price on December 1, 2003, as reported on the OTC Bulletin Board.

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                  Subject to Completion Dated December 4, 2003

-------------------------------------------------------------------------------
The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
-------------------------------------------------------------------------------

                        TERAFORCE TECHNOLOGY CORPORATION

                        31,936,875 SHARES OF COMMON STOCK


         This prospectus relates to 31,936,875 shares of common stock of TeraForce Technology Corporation to be sold from time to time by the selling stockholders named in this prospectus. We are not selling any shares under this prospectus, and we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. The 12% Convertible Subordinated Notes are convertible into an aggregate of 25,265,000 shares of common stock. Each purchaser of Notes was also issued a warrant for the purchase of our common stock. The warrants are exercisable for an aggregate of 2,037,500 shares of common stock. In connection with the sale of the Notes we issued warrants for the purchase of 1,834,375 shares of common stock to Odyssey Capital, LLC, the placement agent for the Notes. We would receive total proceeds of $619,500 if all warrant holders elected to exercise their warrants. Any proceeds from these purchases will be used for working capital. We are also registering 2,800,000 shares of the Company's common stock issued to a private investor in October 2003 in exchange for the cancellation of a portion of the Company's indebtedness owed to the investor.

         The selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares in a section entitled "Plan of Distribution" on page 24. You should read this prospectus and any supplement carefully before you invest.

         Our common stock is traded on the OTC Bulletin Board under the symbol "TERA." On December 1, 2003, the last reported sale price of our common stock on the OTC Bulletin Board was $0.30 per share.

         YOU SHOULD READ THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

                              ---------------------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------




              The date of this prospectus is            , 2003

                                TABLE OF CONTENTS

                                                                                                     Page
                                                                                                     ----
Prospectus Summary ...............................................................................    3
Risk Factors .....................................................................................    5
         A Number of Factors Could Cause Operating Results to Fluctuate Significantly ............    6
         We Have Incurred Significant Losses in the Past and Are Not Currently Profitable ........    6
         Debt Service Obligations May Adversely Affect Our Cash Flow and We May Be Unable to
         Repay the Debt On Time ..................................................................    7
         Our Auditors Have Expressed Doubt as to Our Ability to Continue as a Going Concern ......    7
         We May Not Be Able to Successfully Complete Development and Achieve Customer
         Acceptance of New Defense Electronics Products ..........................................    7
         We are a Party to Lawsuits and May Be Subject to Other Contingent Liabilities ...........    8
         Our Failure to Quickly Adopt to Rapidly Changing Competitive and Economic Conditions
         Could Have a Material Adverse Effect on Our Business and Results of Operations ..........    8
         We Have a Limited Customer Base .........................................................    8
         We May Not Be Successful if We Do Not Attract New Customers .............................    8
         We Must Attract, Retain and Motivate Key Technical and Management Personnel in a
         Competitive Market in Order to Sustain and Grow Our Business ............................    9
         We May Be Unable to Secure Necessary Components and Support Because We Depend Upon a
         Limited Number of Third-Party Manufacturers and Support Organizations ...................    9
         The Defense Electronics Products Business Is Subject to Special Risks ...................   10
         The Failure to Develop and Introduce New Products That Meet Changing Customer
         Requirements and Address Technological Advances Would Limit Our Ability to Sell Our
         Products and Services ...................................................................   10
         We May Not Be Able to Secure an Adequate Number of Design Wins ..........................   10
         Product Performance Problems Could Limit Sales Prospects ................................   10
         Failure to Protect Our Intellectual Property Will Adversely Affect Our Ability to
         Compete in the Industry and Our Profitability ...........................................   11
         We May Be Subject to Intellectual Property Infringement Claims That Are Costly to
         Defend and Could Limit Our Ability to Use Some Technologies in the Future ...............   11
         We May Be Unable to License Third-Party Technology at a Reasonable Cost .................   12
         Our Products Are Subject to Government Regulation .......................................   12
         Our Common Stock Is Subject to Price Volatility .........................................   12
         There May Not Be a Liquid Market for our Common Stock ...................................   12
         Additional Capital May Dilute Current Stockholders ......................................   12
         We May Propose a Reverse-Split of Our Common Stock ......................................   13
Use of Proceeds ..................................................................................   14
Selling Stockholders .............................................................................   15
Plan of Distribution .............................................................................   25
Description of Capital Stock .....................................................................   27
Legal Matters ....................................................................................   28
Experts ..........................................................................................   28
Where You Can Find More Information ..............................................................   29
Disclosure of Commission Position on Indemnification .............................................   31

                               PROSPECTUS SUMMARY

         We use the terms "we," "us," and "our" to refer to TeraForce Technology Corporation, a Delaware corporation, and its subsidiaries unless the context indicates otherwise. This summary is qualified in its entirety by the more detailed information appearing in other places in this prospectus and in documents we incorporate by reference into this prospectus. Unless we indicate otherwise, all information with regard to our capital stock in this prospectus, including share and per share information, assumes that our outstanding options, warrants and conversion rights have not been exercised.

THE COMPANY

            We design, develop, produce and sell high-density embedded computing platforms and digital signal processing products, primarily for applications in the defense electronics industry. The Company is also involved, through our subsidiaries or joint venture arrangements, in the design and sale of optical networking equipment and the design of Internet infrastructure equipment. We were incorporated in Delaware on May 23, 1995. Our principal executive offices are located at 1240 E. Campbell Road, Richardson, Texas 75081 and our telephone number at that address is (469) 330-4960.

THE OFFERING

Common stock offered by us ..........................     None

Common stock offered by the selling stockholders ....     A maximum of 31,936,875 shares

Common stock outstanding as of September 30, 2003 ....    118,532,185 shares

Offering price .......................................    Determined at the time of sale

Use of proceeds ......................................    We will receive no proceeds from the sale of
                                                          our common stock by the selling stockholders.
                                                          Any proceeds we receive upon the exercise of
                                                          the warrants outstanding will be used for
                                                          general corporate purposes.

OTC Bulletin Board Symbol ............................    TERA


THE SELLING STOCKHOLDERS

         On July 3, 2003, the Initial Closing, we completed the sale of $750,000 of 12% Convertible Subordinated Notes, or Notes, to sixteen accredited investors pursuant to a Note Agreement. On August 4, 2003, the Second Closing, we completed a private placement of $2,160,000 principal amount of the Notes to thirty accredited investors. We have issued a total of $3,010,000 principal amount of Notes. On August 26, 2003, we converted two loans, totaling $250,000, that had been made to the Company into Notes and the two individual lenders became parties to the Note Agreement. The Notes are convertible into an aggregate of 25,265,000 shares of Common Stock, assuming the outstanding principal and accrued interest for 24 months is converted into Common Stock.

         We also issued to each purchaser of the Notes a four-year warrant for the purchase of Common Stock. Warrants to purchase an aggregate of 2,037,500 shares of our Common Stock were issued to the purchasers of the Notes. The number of shares issuable upon exercise of the Warrants are subject to customary anti-dilution provisions and therefore may be adjusted from time to time. The exercise price is

$0.16 per share, but is subject to customary anti-dilution provisions and therefore may be adjusted from time to time upon the occurrence of certain events. The Warrants expire four years from the their issue date, and may be exercised at the option of the holder at any time prior to their expiration.

         In connection with the sale of the Notes, we issued warrants for the purchase of 1,834,375 shares of common stock to Odyssey Capital, LLC, who acted as placement agent for the Notes.

         We agreed to provide registration rights to each of these investors in connection with the 25,265,000 shares of common stock underlying the Notes purchased by investors and the 3,871,875 shares of common stock to be issued upon the exercise of the Warrants.

         In October 2003, Oscar S. Wyatt received 2,800,000 shares of common stock in exchange for the cancellation of a note payable for approximately $700,000 and the extension of the maturity date of common stock warrants previously issued to Mr. Wyatt. We also agreed to provide registration rights to Mr. Wyatt for these 2,800,000 shares of common stock.

                                  RISK FACTORS

         Before you invest in our common stock, you should be aware that there are various risks, including those described below.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         The statements in this prospectus regarding our future financial and operating performance and results, and other statements that are not historical facts, are forward-looking statements, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We use the words "may," "expect," "anticipate," "believe," "continue," "estimate," "project," "intend," "designed" or other similar expressions to identify forward looking statements. You should read statements that contain such words carefully because they discuss future expectations, contain projections of results of operations or of our financial condition, and/or state other "forward-looking" information. These statements also involve risks and uncertainties, including, but not limited to:

         o events, conditions and financial trends that may affect our future plans and business strategy,

         o results of expectations and estimates as to prospective events, and

         o        circumstances about which we can give no firm assurance.

Examples of types of forward-looking statements include statements on future levels of net revenue and cash flow, new product development, strategic plans and financing. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Factors that might cause a difference include, but are not limited to:

         o        general economic conditions in the markets we operate in;

         o success in the development and market acceptance of new and existing products;

         o dependence on suppliers, third party manufacturers and channels of distribution;

         o        customer and product concentration;

         o        fluctuations in customer demand;

         o the ability to obtain and maintain access to external sources of capital;

         o        the ability to control costs;

         o        overall management of our expansion; and

         o other risk factors detailed from time to time in our filings with the Securities and Exchange Commission.

         We believe it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. Any forward-looking statement speaks only as of the date the statement was made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date the statement was made. Because it is not possible to predict every new factor that may emerge, forward-looking statements should not be relied upon as a prediction of actual future financial condition or results. When considering our forward-looking statements, keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual outcomes may vary materially from those forward-looking statements included in this prospectus.

         RISK FACTORS RELATING TO OUR BUSINESS

         A Number of Factors Could Cause Operating Results to Fluctuate Significantly.

         Our revenues and operating results in any reporting period may fluctuate significantly due to a variety of factors, including:

         o changes in the price or availability of components for our products;

         o the mix of products sold to the defense electronics markets and other markets;

         o our ability to introduce new technologies and features ahead of competitors;

         o        the timing and size of orders we receive from customers;

         o        fluctuations in demand for our products;

         o        delays in testing by customers;

         o production delays due to quality problems with outsourced components;

         o changes in our pricing policies or the pricing policies of our competitors;

         o changes in customers' requirements, including changes or cancellations of orders from customers;

         o        manufacturing and shipment delays and deferrals;

         o our ability to efficiently produce and ship orders promptly on a price-competitive basis;

         o announcements or introductions of new products by our competitors;

         o changes in general economic conditions as well as those specific to the defense electronics industry.

         Current economic conditions have made it more difficult to make reliable estimates of future revenues. Fluctuations in our revenue can lead to greater fluctuations in our operating profits. In addition, we expect to incur significant research and development expenses as we develop products to serve our markets, all of which are subject to rapidly changing technology, frequent product performance improvements and evolving industry standards. The ability to deliver superior technological performance on a timely and cost effective basis is a critical factor in securing design wins for future generations of defense electronics systems. Significant research and development spending by the Company does not ensure that our products will be designed into a customer's system. Because future production orders are usually contingent upon securing a design win, our operating results may fluctuate if we obtain or fail to obtain design wins for significant customer systems.

         We Have Incurred Significant Losses in the Past and Are Not Currently Profitable.

         We are not currently profitable. In 2002, 2001 and 2000 we have incurred net losses of $4,350,000, $21,549,00 and, $29,572,000, respectively.
For the three months and nine months ended

September 30, 2003, we incurred net losses of $2,659,000 and $6,737,000, respectively. These losses have been funded from borrowings under credit facilities, the issuance of debt securities and sales of common stock. It is not certain when we will become profitable. The ability to become profitable will depend, in part, on our ability to increase net revenue from sales of defense electronics products. Because of this we have experienced a lack of liquidity from time to time, and therefore have not paid our obligations in a timely manner in some cases. This in turn has impacted our ability to operate our business. If our need for capital exceeds available resources, there can be no assurance that additional capital will be available through public or private equity or debt financing.

         Debt Service Obligations May Adversely Affect Our Cash Flow and We May Be Unable to Repay the Debt On Time.

         We have approximately $7,560,000 of debt outstanding. Of this amount, approximately $4,200,000 is due by June 30, 2004. It is unlikely that we will be able to generate sufficient cash flow from operations to repay all of this debt when it comes due. While we intend to restructure or refinance this debt, there is no assurance that we will be able to do so in a timely manner. Even if we are able to refinance or restructure this debt, we may still be subject to substantial interest and principal repayment obligations.

         Our Auditors Have Expressed Doubt as to Our Ability to Continue as a Going Concern.

         Our independent certified public accountants have added an explanatory paragraph to their audit opinion issued in connection with our consolidated financial statements for the year ended December 31, 2002. The opinion states that our ability to continue as a going concern is uncertain due to the amount of debt that is due in 2003, the uncertainty of refinancing or restructuring the debt and our history of operating losses. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments might include changes in the possible future recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

         We May Not Be Able to Successfully Complete Development and Achieve Customer Acceptance of New Defense Electronics Products.

         We must continually enhance our products. Certain enhancements to our products are in the development phase and are not yet ready for commercial manufacturing or deployment. The successful development and deployment of these products is subject to substantial risk. The development of these products, from laboratory prototype to customer trial, and subsequently to general availability, involves a number of steps including the following:

         o        completion of product development;

         o the qualification and multiple sourcing of critical components;

         o        validation of manufacturing methods and processes;

         o extensive quality assurance and reliability testing, and staffing of testing infrastructure;

         o        validation of embedded software; and

         o establishment of systems integration and systems test validation requirements.

         Each of these steps in turn presents serious risks of failure, rework or delay. Any one of these setbacks could decrease the speed and scope of product introduction and marketplace acceptance of the product. In addition, unexpected intellectual property disputes, failure of critical design elements, and other setbacks may delay or even prevent the introduction of these products. A lack of working capital may also negatively impact our ability to enhance our products in a timely manner.

         Additionally, the markets for our new products may be undeveloped. The commercial acceptance of these types of products is uncertain. We cannot assure you that our sales and marketing efforts for these products will be successful.

         We are a Party to Lawsuits and May Be Subject to Other Contingent Liabilities.

         We are a named party in a lawsuit and may be subject to significant other contingent liabilities. Defending these matters may require a substantial amount of our resources, and any judgments may materially affect our financial condition and results of operations.

         Our Failure to Quickly Adopt to Rapidly Changing Competitive and Economic Conditions Could Have a Material Adverse Effect on Our Business and Results of Operations.

         We operate in a rapidly changing and competitive and economic environment. Our future success will depend, in part, on our ability to enhance our current products and to develop new products on a timely and cost-effective basis that respond to technological developments and changing customer needs. The markets for sophisticated technology are constantly undergoing rapid competitive and economic changes. The full scope and nature of these changes are difficult to predict. The defense electronics market, in particular, demands constant technological improvements as a means of gaining military advantage. We believe that technological change will continue to attract new entrants to our market. Industry consolidation among competitors may increase their financial resources, which may allow our competitors to reduce their prices. This would require us to reduce the prices of our products or risk losing market share.

         We Have a Limited Customer Base.

         We are dependent on a small number of customers for a large portion of our revenues. In fiscal 2002, three customers accounted for 65% of our revenues. Customers in the defense electronics market purchase our products in connection with government programs that may have limited duration, leading to fluctuating sales to any particular customer in the defense electronics market from year to year. A significant decrease in our sales to any of our major customers, or the loss of any of our major customers, would have a material adverse effect on our business, financial condition and results of operations. In addition, our revenues are largely dependent upon the ability of our customers to develop and sell products and systems that incorporate our products. There is no assurance that our customers will not experience financial or other difficulties that could adversely affect our operations and, in turn, our results of operations.

         We May Not Be Successful if We Do Not Attract New Customers.

         Our future success will depend on our attracting additional customers. The growth of our customer base could be adversely affected by:

         o customer unwillingness to implement our defense electronics technology;

         o any delays or difficulties that we may incur in completing the development, introduction and production manufacturing of our planned products or product enhancements;

         o        new product introductions by our competitors;

         o        any failure of our products to perform as expected;

         o any difficulty we may incur in meeting customers' delivery, installation or performance requirements; or

         o        customer concerns over our financial condition.

         We Must Attract, Retain and Motivate Key Technical and Management Personnel in a Competitive Market in Order to Sustain and Grow Our Business.

         Our success depends to a significant extent upon key technical and management employees. Competition for highly qualified employees can be intense and the process of locating key technical and management personnel with the required combination of skills and attributes can be lengthy and expensive. There can be no assurance that we will be successful in retaining our existing key personnel or in attracting and retaining the additional employees we may require. We must continue to recruit, train, assimilate, motivate, and retain qualified managers and employees to manage our operations effectively. If we do not successfully recruit, hire and retain key employees, we may be unable to execute our business plan effectively and our results of operations could be significantly adversely affected.

         We May Be Unable to Secure Necessary Components and Support Because We Depend Upon a Limited Number of Third-Party Manufacturers and Support Organizations.

         We depend on a limited number of suppliers for components of our products, as well as for equipment used to design and test our products. Certain components used in our products are only available from a single source or limited number of vendors. Some of the sole source and limited source vendors are companies who, from time to time, allocate parts to equipment manufacturers due to market demand for components and equipment. Many of our competitors are much larger and may be able to obtain priority allocations from these shared vendors, thereby limiting or making our sources of supply unreliable for these components. Any delay in component availability for any of our products could result in delays in deployment of these products and in our ability to recognize revenues. Suppliers may be concerned regarding our financial condition and therefore may be unwilling to sell components to us, or to grant trade credit to us.

         If we are unable to obtain a sufficient supply of components from alternative sources, reduced supplies and higher prices of components will significantly limit our ability to meet scheduled product deliveries to customers. A delay in receiving certain components or the inability to receive certain components could harm our customer relationships and our results of operations.

         Failures of components affect the reliability and performance of our products, can reduce customer confidence in our products, and may adversely affect our financial performance. From time to time, we have experienced delays in receipt of components and have received components that do not perform according to their specifications. Any future difficulty in obtaining sufficient and timely delivery of components could result in delays or reductions in product shipments that could harm our business. In addition, a consolidation among suppliers of these components or adverse developments in their businesses that affect their ability to meet our supply demands could adversely impact the availability of components that we depend on. Delayed deliveries from these sources could adversely affect our business.

         Our defense electronics products are manufactured by a limited number of third-party manufacturers. If we were required to find alternative third-party manufacturers, we may be forced to incur significant costs and risks. There is no assurance that the alternative manufacturers could produce our products with quality or costs comparable to the existing manufacturers. In addition, the transfer of the manufacturing process to an alternative provider could result in significant delays that could cause us to miss deadlines imposed by our customers.

         The Defense Electronics Products Business Is Subject to Special Risks.

         We expect that the majority of our net revenues in the future will come from the sale of our defense electronics products. We supply products to sub-contractors and prime contractors whose ultimate customer is often an agency of the United States government. Reductions in government spending on programs that incorporate our products could have a material adverse effect on our business, financial condition and results of operations. The contracts with the United States government are subject to special risks including the following: delays or cancellations of funding for programs; ability of the government to unilaterally cancel the contract; reduction or modification as a result of budgetary restraints or political changes; and other factors not under the control of us or the prime contractor.

         The Failure to Develop and Introduce New Products That Meet Changing Customer Requirements and Address Technological Advances Would Limit Our Ability to Sell Our Products and Services.

         New product development often requires long-term forecasting of market trends, and development and implementation of new technologies. If we fail or are late to respond to new technological developments, market acceptance of our products may be significantly reduced or delayed. The markets we participate in are characterized by rapidly changing technology, evolving industry standards, changes in end user requirements, and frequent new product introductions and enhancements. The introduction of products embodying new technologies or the emergence of new industry standards can render our existing products obsolete or unmarketable. There can be no assurance that we will be able to develop and introduce new products ahead of our competitors, or that our products will not be rendered obsolete.

         We May Not Be Able to Secure an Adequate Number of Design Wins.

         Before buying our products, a customer will evaluate our products, and those of our competitors, as a part of designing a larger system. When a product is selected by a customer to be utilized in its system we refer to it as a "design win." The design-win process is typically lengthy and expensive, and there can be no assurance that we will be able to continue to meet the product specifications of our customers in a timely and adequate manner. In the defense electronics market, military planners have historically funded significantly more design projects than actual deployments of new equipment. There can be no assurance that we will secure an adequate number of design wins. Failure to secure future design wins could have a material adverse effect on our business, financial condition and results of operations.

         Product Performance Problems Could Limit Sales Prospects.

         The production of new products with high technology content involves occasional problems as the technology and manufacturing methods mature. If significant reliability, quality or network monitoring problems develop, including those due to faulty components, a number of negative effects on our business could result, including:

         o        costs associated with reworking the manufacturing processes;

         o        high service and warranty expenses;

         o        high inventory obsolescence expense;

         o        high levels of product returns;

         o        delays in collecting accounts receivable;

         o        reduced orders from existing customers; and

         o        declining interest from potential customers.

         Although we maintain accruals for product warranties, actual costs could exceed these amounts. From time to time, there will be interruptions or delays in the activation of products at a customer's site. These interruptions or delays may result from product performance problems or from aspects of the installation and activation activities, some of which are outside our control. If we experience significant interruptions or delays that cannot be promptly resolved, confidence in our products could be undermined, which could have a material adverse effect on operations.

         Failure to Protect Our Intellectual Property Will Adversely Affect Our Ability to Compete in the Industry and Our Profitability.

         We rely on a combination of patents, copyright, trademark and trade secret laws, and restrictions on disclosure to protect our intellectual property. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners and control access to and distribution of our software, documentation and other proprietary information. These intellectual property protection measures may not be sufficient to prevent wrongful misappropriation of our technology. In addition, these measures will not prevent competitors from independently developing technologies that are substantially equivalent or superior to our technology. The laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Failure to protect proprietary information could result in, among other things, loss of competitive advantage, loss of customer orders and decreased revenues. Monitoring the unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors are able to use our technology, our ability to compete effectively could be impaired. This litigation could result in substantial costs and diversion of resources and may not ultimately be successful.

         We May Be Subject to Intellectual Property Infringement Claims That Are Costly to Defend and Could Limit Our Ability to Use Some Technologies in the Future.

         Like other participants in our industry, we expect that we will continue to be subject to infringement claims and other intellectual property disputes as competition in the marketplace continues to intensify. In the future, we may be subject to litigation and may be required to defend against claimed infringements of the rights of others or to determine the scope and validity of the proprietary rights of others. Any such litigation could be costly and divert management's attention from operations. In addition, adverse determinations in such litigation could:

         o result in the loss of our proprietary rights to use the technology;

         o        subject us to significant liabilities;

         o        require us to seek licenses from third parties;

         o        require us to redesign the products that use the technology;
                  or

         o prevent manufacturing or sale of our products that employ the technology.

If we are forced to take any of the foregoing actions, our business may be seriously harmed.

         We May Be Unable to License Third-Party Technology at a Reasonable
Cost.

         From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot ensure that third-party licenses will be available to us on commercially reasonable terms. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards, or to license such technology at a greater cost. Both licensing inferior technology at a reasonable cost and licensing necessary technology at a higher cost could seriously harm the competitiveness of our products.

         Our Products Are Subject to Government Regulation.

         The export of our products and related technology may be subject at times to regulation and restriction by the Department of Commerce. Because our products are utilized in defense and intelligence gathering related applications, in some cases the export of our products and related technology may be subject to further regulation and restriction by the Department of State. Sales to foreign countries have not been material to date, but the export controls could limit our ability to sell our products outside the United States or could delay such sales in the future. We also may be required to spend substantial time and resources in order to comply with the regulations and restrictions. We could be subject to fines if we fail to properly comply with these regulations.

         In addition, our business and operating results may also be adversely affected by the imposition of certain tariffs, duties and other import restrictions on components that we obtain from non-domestic suppliers or by the imposition of export restrictions on products that we sell internationally. We do not believe we have material exposure to environmental laws. Changes in current or future laws or regulations, in the United States or elsewhere, could materially and adversely affect our business and results of operations.

         RISK FACTORS RELATED TO THE SECURITIES MARKET

         Our Common Stock Is Subject to Price Volatility.

         The price of our common stock is volatile. Fluctuations in operating results, such as revenues or operating results being below the expectations of public market analysts and investors, may cause additional volatility in the price of the common stock. In such event, the market price of our common stock could decline significantly. A significant decline in the market price of the common stock could result in litigation that could also result in increased costs and a diversion of management's attention and resources from operations.

         There May Not Be a Liquid Market for our Common Stock.

         Our common stock currently is traded on the OTC Bulletin Board operated by Nasdaq. This market generally has less liquidity than the Nasdaq SmallCap Market and certain institutional investors are precluded from buying stock in this market. There can be no assurance that our investors will be able to sell the Common Stock at prices and times that are desirable.

         Additional Capital May Dilute Current Stockholders.

         In order to provide capital for the operation of our business we may enter into additional financing arrangements. These arrangements may involve the issuance of new common stock, preferred stock that is convertible into common stock, debt securities that are convertible into common stock or warrants for the purchase of common stock. Any of these items could result in a material increase in the number of shares of common stock outstanding which would in turn result in a dilution of the ownership interest of existing common shareholders. In addition these new securities could contain provisions, such as priorities on distributions and voting rights, which could affect the value of our existing common stock.

         We May Propose a Reverse-Split of Our Common Stock.

         In order to reduce the number of shares outstanding, increase the trading price of our common stock and possibly attract additional groups of investors we may at some time in the future propose a reverse-split of our common stock. Such a proposal would require the approval of the majority of the outstanding shares of voting stock to be implemented. There can be no assurance that a reverse split would have the intended effect and therefore it could dilute the value of our common stock.

                                 USE OF PROCEEDS

         We will not receive any proceeds from any sale of shares of common stock by the selling stockholders (other than the exercise price payable upon the exercise of any warrants issued to the selling stockholders). Assuming all of the warrants held by the selling stockholders for an aggregate of 3,871,875 shares of common stock were exercised through a cash exercise, we would receive an aggregate of $619,500 of proceeds. The shares of common stock underlying the warrants are being registered for resale in this registration statement. We anticipate that we will use any proceeds from the exercise of the warrants for general corporate purposes in the execution of our business strategy.

                              SELLING STOCKHOLDERS

         General. This prospectus covers offers and sales from time to time of our common stock by the following selling stockholders:

         o        Robert E. Sternenberg, an individual residing in Texas;

         o        Kirk E. Kanady, M.D., an individual residing in Texas;

         o        Russell H. Schlattman, II, an individual residing in Texas;

         o        Duane K. Rossmann, an individual residing in Texas;

         o        Bruce K. Smith, an individual residing in Texas;

         o        Wanda Hicks Carmichael, an individual residing in Texas;

         o        Daniel Stroud, an individual residing in Texas;

         o Henry L. Bethea, an individual residing in Texas, beneficial owner of shares purchased by Bayou Anesthetic and Pain MPP & Trust, a Texas trust, Northwest Anesthesiology Pension Plan and Money Purchase Plan, a Texas trust, and Northwest Anesthesiology Salary Deferral, a Texas trust;

         o        Betty Jo Edwards, M.D., an individual residing in Texas;

         o Phillip G. Sutton, M.D., an individual residing in Texas, as beneficial owner of shares purchased by Phillip G. Sutton, M.D., P.A. Money Purchase Plan, a Texas trust;

         o Jack Matt, Jr., an individual residing in Texas, as beneficial owner of shares purchased by Jack Matt, Jr. Charles Schwab & Co. Inc. Customer IRA Rollover, a Texas trust;

         o        Paul Song, an individual residing in Texas;

         o Kevin McMullen, M.D., an individual residing in Oklahoma, as beneficial owner of shares purchased by Surgical Specialists of Oklahoma, PC Profit Sharing Plan, an Oklahoma trust;

         o        Sigmond and Mary Jo Palowski, individuals residing in Texas;

         o        Phillip L. Legget, M.D., an individual residing in Texas;

         o        Manuel B. Gonzalez, an individual residing in Texas;

         o        Kranthi Reddy, an individual residing in Texas;

         o Vasu Reddy, an individual residing in Texas, as beneficial owner of shares purchased by GVR Family Limited Partnership, a Texas family limited partnership, Trust of Rishi N. Reddy, a Texas trust, and Trust of Reva N. Reddy, a Texas trust;

         o        Charles F. Gainennie, Jr., an individual residing in Texas;

         o        John C. Bowen, III, an individual residing in Louisiana;

         o Jean Neustadt, Jr., an individual residing in Texas, as beneficial owner of shares purchased by Jean Neustradt, Jr. Sole and Separate Property, an individual residing in Texas;

         o        Robert Ted Lyons, an individual residing in Texas;

         o        Keith F. Konan, an individual residing in Texas;

         o        Mitchell P. Derden, an individual residing in Texas;

         o        Rodney D. Houston, an individual residing in Texas;

         o        Gary D. Jones, an individual residing in Texas;

         o        Gary Emmott, an individual residing in Texas;

         o        Matthew M. Sokany, an individual residing in Texas;

         o        Jeffery C. Lambert, an individual residing in Texas;

         o        Jeff L. Hegan, an individual residing in Texas;

         o        Corbin J. Robertson, III, an individual residing in Texas;

         o Corbin J. Robertson, III, an individual residing in Texas, as beneficial owner of shares purchased by Lion Fund L.P., a Texas limited partnership, and Spring Street Partners, a Texas partnership;

         o        Joseph Perlman, M.D., an individual residing in Texas;

         o        Tom L. Pettiette, an individual residing in Texas;

         o        Robert Lubin, an individual residing in Texas;

         o        Riyad Tarazi, an individual residing in Texas;

         o        Timothy M. Havens, an individual residing in Texas;

         o        Michael A. Hillman, an individual residing in Texas;

         o Ken Reed, an individual residing in Texas, as beneficial owner of shares purchased by K&D Reed Investments Limited Partnership, a Texas limited partnership;

         o        Terry C. Hicks, M.C., an individual residing in Texas;

         o Alan B. Springer, an individual residing in Texas, and Edward Gainennie, an individual residing in Texas, as beneficial owners of shares purchased by S&G Associates, L.L.C., a Texas limited liability company;

         o        Robert P. Capps, an individual residing in Texas;

         o Anton von zu Liechtenstein, an individual residing in Liechtenstein;

         o        Odyssey Capital, L.L.C., a Texas limited liability company;
                  and

         o        Oscar S. Wyatt, an individual residing in Texas.

         On July 3, 2003, the Initial Closing, we completed the sale of $750,000 of 12% Convertible Subordinated Notes, or Notes, to sixteen accredited investors pursuant to a Note Agreement. On August 4, 2003, the Second Closing, we completed a private placement of $2,160,000 principal amount of the Notes to thirty accredited investors. We have issued a total of $3,010,000 principal amount of the Notes.

         The Notes are subordinated unsecured obligations of the Company and are subordinated to the rights of holders of all existing and future senior indebtedness. The terms of the Note Agreement limit the ability of the Company to incur additional senior indebtedness. Pursuant to the Note Agreement, the Company shall not directly or indirectly create, incur or suffer to exist any indebtedness senior to the Notes ("Senior Indebtedness") in an aggregate principal amount exceeding at any time the sum of one million dollars ($1,000,000.00) without the prior written consent of at least 51% of the aggregate principal amount of the Notes outstanding at the time the transaction is authorized by the Company's board of directors. For purposes of calculating the limitation on incurring Senior Indebtedness, the following indebtedness shall not be included in calculating the aggregate amount of Senior
Indebtedness: (a) Bank One, N.A. in the amount of $4.2 million, (b) O.S. Wyatt, Jr. in the amount of $650,000, (c) FirstCapital Bank, SSB in the amount of $1,000,000, and (d) any restructuring or refinancing of the Senior Indebtedness described in (a), (b) and (c).

         The Company will pay all outstanding principal balances on the Notes at maturity, which is June 30, 2005. Interest on the Notes will accrue at a rate of 12% per annum, computed on the basis of a 360-day year of twelve 30-day months. Interest will be due annually on June 15 and at maturity on June 30, 2005. The Company may redeem all or any portion of the outstanding Notes at any time beginning 120 days after the final closing of this offering. Each Note to be so redeemed shall be redeemed against payment of an amount in cash equal to: 110% of the outstanding principal balance of the Note, plus accrued interest, if redeemed after June 15, 2003 but on or before June 1, 2004, and 105% of the outstanding principal balance of the Note, plus accrued interest, if redeemed after June 1, 2004.

         A Noteholder may convert at any time following the final closing of this offering any or all of the principal and accrued interest of his Notes into shares of Common Stock. The number of shares of Common Stock issuable upon conversion shall be determined by dividing the outstanding indebtedness and accrued interest to be converted by the conversion price in effect at the time of conversion. The initial conversion price of the Note shall be the lesser of
(a) the average closing price of the Common Stock for the thirty (30) trading days prior to the Initial Closing Date, (b) the average closing price of the Common Stock for the thirty (30) trading days prior to the Final Closing Date, and (c) $0.16. The Company agreed to deliver written notice of the conversion price to each investor upon the final closing of the offering, which was $0.16 per share. The conversion price will be subject to anti-dilution provisions and therefore may be adjusted from time to time upon the occurrence of certain events.

         The Company also issued to each purchaser of the Notes a four-year warrant for the purchase of Common Stock. The Warrants entitle the Noteholders to purchase shares of Common Stock equal to 10% of the number of shares of Common Stock, not including any conversion shares resulting from accrued interest. The number of shares to be issued upon exercise of the Warrants will be subject to anti-dilution provisions and therefore may be adjusted from time to time. The exercise price of the Warrants was equal to the conversion price of the Notes upon the closing of this offering or $0.16 per share. The exercise price will be subject to anti-dilution provisions and therefore may be adjusted from time to time upon the occurrence of certain events. The Warrants may be exercised at the option of the holder at any time prior to their expiration. The Warrants will expire four years after their issuance. The shares of Common Stock to be issued upon the exercise of the Warrants are included in this registration statement covering shares of Common Stock underlying the Notes.

         The Company entered into a registration rights agreement with each Noteholder, and agreed to file a registration statement with the SEC under the Securities Act of 1933, as amended, registering the shares of Common Stock underlying the Notes and the Warrants. The Company will use its best efforts to have the registration statement declared effective by the SEC as soon as practicable thereafter. The Company and Noteholders each agreed with the other to indemnify the other for certain liabilities arising under the Securities Act.

         The selling stockholders described below are offering shares of our common stock from time to time under this prospectus.

         Robert E. Sternenberg purchased $25,000 in Notes at the Initial Closing, which are convertible into 193,750 shares of common stock. Mr. Sternenberg was also issued a warrant for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share. On August 4, 2003 (the "Second Closing"), Mr. Sternenberg purchased an additional $25,000 in Notes, which are convertible into 193,750 shares of common stock. Mr. Sternenberg also received a warrant for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share at the Second Closing.

         Kirk E. Kanady, M.D. purchased $100,000 in Notes at the Initial Closing, which are convertible into 775,000 shares of common stock. Mr. Kanady was also issued a warrant for the purchase of 62,500 shares with an exercise price of $0.16 per share. At the Second Closing, Mr. Kanady purchased an additional $100,000 in Notes that are also convertible into 775,000 shares of common stock. Mr. Kanady was issued a second warrant for the purchase of 62,500 shares with an exercise price of $0.16 per share.

         Russell H. Schlattman, II, purchased $25,000 in Notes at the Initial Closing, which are convertible into 193,750 shares of common stock. Mr. Schlattman was also issued a warrant for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         Duane K. Rossmann purchased $50,000 in Notes at the Initial Closing, which are convertible into 387,500 shares of common stock. Mr. Rossman was also issued a warrant for the purchase of 31,250 shares of common stock with an exercise price of $0.16 per share.

         Bruce K. Smith purchased $50,000 in Notes at the Initial Closing, which are convertible into 387,500 shares of common stock. Mr. Smith was also issued a warrant for the purchase of 31,250 shares of common stock with an exercise price of $0.16 per share.

         Wanda Hicks Carmichael purchased $100,000 in Notes at the Initial Closing, which are convertible into 775,000 shares of common stock. Ms. Carmichael was also issued a warrant for the purchase of 62,500 shares with an exercise price of $0.16 per share at the Initial Closing. Ms. Carmichael purchased $300,000 in Notes at the Second Closing, which are convertible into 2,325,000 shares of common stock. Ms. Carmichael was also issued a warrant for the purchase of 187,500 shares with an exercise price of $0.16 per share at the Second Closing.

         Daniel Stroud purchased $25,000 in Notes at the Initial Closing, which are convertible into 193,750 shares of common stock. Mr. Stroud was also issued a warrant for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         Bayou Anesthetic and Pain MPP & Trust purchased $30,000 at the Initial Closing, which are convertible into 232,500 shares of common stock. Bayou Anesthetic and Pain MPP & Trust was also issued a warrant for the purchase of 18,750 shares of common stock with an exercise price of $0.16 per share. Northwest Anesthesiology Pension Plan and Money Purchase Plan purchased $15,000 in Notes, which are convertible into 116,250 shares of common stock. Northwest Anesthesiology Pension Plan and Money Purchase Plan was also issued a warrant for the purchase of 9,375 shares with an exercise price of $0.16 per share. Northwest Anesthesiology Salary Deferral purchased $5,000 in Notes, which are convertible into 38,750 shares of common stock. Northwest Anesthesiology Salary Deferral was also issued a warrant for the purchase of 3,125 shares of common stock with an exercise price of $0.16 per share. Henry L. Bethea, a resident of Texas, is the beneficial owner of the Notes and warrants held by Bayou Anesthetic and Pain MPP & Trust, Northwest Anesthesiology Pension Plan and Money Purchase Plan and Northwest Anesthesiology Salary Deferral.

         Betty Jo Edwards, M.D., purchased $25,000 in Notes at the Initial Closing, which are convertible into 193,750 shares of common stock. Ms. Edwards was also issued a warrant for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         The Phillip G. Sutton, MD, P.A. Money Purchase Plan purchased $100,000 in Notes at the Initial Closing, which are convertible into 775,000 shares of common stock. The Phillip G. Sutton, MD, P.A. Money Purchase Plan was also issued a warrant for the purchase of 62,500 shares of common stock with an exercise price of $0.16 per share. Phillip G. Sutton, MD is the beneficial owner of the Notes and warrants purchased by the Phillip G. Sutton, MD, P.A. Money Purchase Plan.

         The Jack Matt Jr. Charles Schwab & Co. Inc. Customer IRA Rollover purchased $25,000 in Notes at the Initial Closing, which are convertible into 193,750 shares of common stock. The Jack Matt Jr. Charles Schwab & Co. Inc. Customer IRA Rollover was also issued warrants for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share. Jack Matt, Jr. is the beneficial owner of the Notes and warrants held by the Jack Matt Jr. Charles Schwab & Co. Inc. Customer IRA Rollover.

         Paul Song purchased $100,000 in Notes at the Initial Closing, which are convertible into 775,000 shares of common stock. Mr. Song was also issued warrants for the purchase of 62,500 shares of common stock with an exercise price of $0.16 per share.

         Surgical Specialists of Oklahoma, PC Profit Sharing Plan purchased $50,000 in Notes at the Initial Closing, which are convertible into 387,500 shares of common stock. Surgical Specialists of Oklahoma, PC Profit Sharing Plan was also issued warrants for the purchase of 31,250 shares of common stock with an exercise price of $0.16 per share. Surgical Specialists of Oklahoma, PC Profit Sharing Plan purchased $25,000 in Notes at the Second Closing, which are convertible into 193,750 shares of common stock. Surgical Specialists of Oklahoma, PC Profit Sharing Plan was also issued a warrant for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share. Kevin McMullen, MD is the beneficial owner of the Notes and warrants purchased by Surgical Specialists of Oklahoma, PC Profit Sharing Plan.

         Sigmond and Mary Jo Palowski purchased $25,000 in Notes at the Initial Closing, which are convertible into 193,750 shares of common stock. Sigmond and Mary Jo Palowski were also issued warrants for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         Rick Richards purchased $280,000 in Notes at the Second Closing, which are convertible into 2,170,000 shares of common stock. Mr. Richards was also issued warrants for the purchase of 175,000 shares of common stock with an exercise price of $0.16 per share.

         Phillip L. Legget, MD purchased $50,000 in Notes at the Second Closing, which are convertible into 387,500 shares of common stock. Mr. Legget was also issued warrants for the purchase of 31,250 shares of common stock with an exercise price of $0.16 per share.

         Manuel B. Gonzalez purchased $70,000 in Notes at the Second Closing, which are convertible into 542,500 shares of common stock. Mr. Gonzalez was also issued warrants for the purchase of 43,750 shares of common stock with an exercise price of $0.16 per share.

         Kranthi Reddy purchased $50,000 in Notes at the Second Closing, which are convertible into 387,500 shares of common stock. Ms. Reddy was also issued warrants for the purchase of 31,250 shares of common stock with an exercise price of $0.16 per share.

         GVR Family Limited Partnership purchased $400,000 in Notes at the Second Closing, which are convertible into 3,100,000 shares of common stock. GVR Family Limited Partnership was also issued warrants for the purchase of 250,000 shares of common stock with an exercise price of $0.16 per share. Trust of Rishi
N. Reddy purchased $10,000 in Notes at the Second Closing, which are convertible into 77,500 shares of common stock. Trust of Rishi N. Reddy was also issued warrants for the purchase of 6,250 shares of common stock with an exercise price of $0.16 per share. Trust of Reva N. Reddy purchased $10,000 in Notes at the Second Closing, which are convertible into 77,500 shares of common stock. Trust of Reva N. Reddy was also issued warrants for the purchase of 6,250 shares of common stock with an exercise price of $0.16 per share. Vasu Reddy is the beneficial owner of the Notes and warrants held by GVR Family Limited Partnership, Trust of Rishi N. Reddy and Trust of Reva N. Reddy.

         Charles F. Gainennie, Jr. purchased $50,000 in Notes at the Second Closing, which are convertible into 387,500 shares of common stock. Mr. Gainennie was also issued warrants for the purchase of 31,250 shares of common stock with an exercise price of $0.16 per share.

         John C. Bowen, III purchased $25,000 in Notes at the Second Closing, which are convertible into 193,750 shares of common stock. Mr. Bowen was also issued warrants for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         Jean Neustadt, Jr. Sole and Separate Property purchased $50,000 in Notes at the Second Closing, which are convertible into 387,500 shares of common stock. Jean Neustadt, Jr. Sole and Separate Property was also issued warrants for the purchase of 31,250 shares of common stock with an exercise price of $0.16 per share. Jean Neustadt, Jr. is the beneficial owner of Notes and warrants purchased by Jean Neustadt, Jr. Sole and Separate Property.

         Robert Ted Lyons purchased $50,000 in Notes at the Second Closing, which are convertible into 387,500 shares of common stock. Mr. Lyons was also issued warrants for the purchase of 31,250 shares of common stock with an exercise price of $0.16 per share.

         Keith F. Konen purchased $15,000 in Notes at the Second Closing, which are convertible into 116,250 shares of common stock. Mr. Konen was also issued warrants for the purchase of 9,375 shares of common stock with an exercise price of $0.16 per share.

         Mitchell P. Derden purchased $5,000 in Notes at the Second Closing, which are convertible into 38,750 shares of common stock. Mr. Derden was also issued warrants for the purchase of 3,125 shares of common stock with an exercise price of $0.16 per share.

         Rodney D. Houston purchased $5,000 in Notes at the Second Closing, which are convertible into 38,750 shares of common stock. Mr. Houston was also issued warrants for the purchase of 3,125 shares of common stock with an exercise price of $0.16 per share.

         Gary D. Jones purchased $5,000 in Notes at the Second Closing, which are convertible into 38,750 shares of common stock. Mr. Jones was also issued warrants for the purchase of 3,125 shares of common stock with an exercise price of $0.16 per share.

         Gary Emmott purchased $25,000 in Notes at the Second Closing, which are convertible into 193,750 shares of common stock. Mr. Emmott was also issued warrants for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         Matthew M. Sokany purchased $50,000 in Notes at the Second Closing, which are convertible into 387,500 shares of common stock. Mr. Sokany was also issued warrants for the purchase of 31,250 shares of common stock with an exercise price of $0.16 per share.

         Jeffery C. Lambert purchased $25,000 in Notes at the Second Closing, which are convertible into 193,750 shares of common stock. Mr. Lambert was also issued warrants for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         Jeff L. Hegan purchased $25,000 in Notes at the Second Closing, which are convertible into 193,750 shares of common stock. Mr. Hegan was also issued warrants for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         Corbin J. Robertson, III purchased $100,000 in Notes at the Second Closing, which are convertible into 775,000 shares of common stock. Mr. Robertson was also issued warrants for the purchase of 62,500 shares of common stock with an exercise price of $0.16 per share. Lion Fund LP purchased $100,000 in Notes at the Second Closing, which are convertible into 775,000 shares of common stock. Lion Fund LP was also issued warrants for the purchase of 62,500 shares of common stock with an exercise price of $0.16 per share. Spring Street Partners purchased $100,000 in Notes at the Second Closing, which are convertible into 775,000 shares of common stock. Spring Street Partners were also issued warrants for the purchase of 62,500 shares of common stock with an exercise price of $0.16 per share. Corbin J. Robertson, III is the beneficial owner of the Notes and warrants purchased by Lion Fund LP and by Spring Street Partners.

         Joseph Perlman, MD purchased $25,000 in Notes at the Second Closing, which are convertible into 193,750 shares of common stock. Mr. Perlman was also issued warrants for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         Tom L. Pettiette purchased $25,000 in Notes at the Second Closing, which are convertible into 193,750 shares of common stock. Mr. Pettiette was also issued warrants for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         Robert Lubin purchased $10,000 in Notes at the Second Closing, which are convertible into 77,500 shares of common stock. Mr. Lubin was also issued warrants for the purchase of 6,250 shares of common stock with an exercise price of $0.16 per share.

         Riyad Tarazi purchased $25,000 in Notes at the Second Closing, which are convertible into 193,750 shares of common stock. Mr. Tarazi was also issued warrants for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         Timothy M. Havens purchased $100,000 in Notes at the Second Closing, which are convertible into 775,000 shares of common stock. Mr. Havens was also issued warrants for the purchase of 62,500 shares of common stock with an exercise price of $0.16 per share.

         Michael A. Hillman purchased $25,000 in Notes at the Second Closing, which are convertible into 193,750 shares of common stock. Mr. Hillman was also issued warrants for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         K&D Reed Investments Limited Partnership purchased $25,000 in Notes at the Second Closing, which are convertible into 193,750 shares of common stock. K&D Reed Investments Limited Partnership was also issued warrants for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share. Ken Reed is the beneficial owner of the Notes and warrants held by K&D Reed Investments Limited Partnership.

         Terry C. Hicks, MD purchased $25,000 in Notes at the Second Closing, which are convertible into 193,750 shares of common stock. Mr. Hicks was also issued warrants for the purchase of 15,625 shares of common stock with an exercise price of $0.16 per share.

         S&G Associates, LLC purchased $50,000 in Notes at the Second Closing, which are convertible into 387,500 shares of common stock. S&G Associates, LLC was also issued warrants for the purchase of 31,250 shares of common stock with an exercise price of $0.16 per share. Alan B. Springer and Edward Gainennie are beneficial owners of the Notes and warrants held by S&G Associates, LLC.

         In connection with the offering and in addition to a cash fee of $146,750, the Company issued to Odyssey Capital, LLC, a four-year warrant to purchase 1,834,375 shares of the Company's common stock. The warrant has an exercise price of $0.16 per share.

         On March 13, 2003, Anton von and zu Liechtenstein loaned the Company $200,000 for working capital. On August 26, 2003, we issued Mr. Liechtenstein $200,000 principal amount of Notes, which are convertible into 1,550,000 shares of common stock, and a warrant for the purchase of 125,000 shares of our common stock with an exercise price of $0.16 per share. Mr. Liechtenstein also executed and became a party to the Note Agreement. Mr. Liechtenstein serves as a director of the Company.

         On March 3, 2003, Robert P. Capps loaned the Company $50,000 for working capital. On August 26, 2003, we issued Mr. Capps $50,000 principal amount of Notes, which are convertible into 387,500 shares of common stock, and a warrant for the purchase of 31,250 shares of our common stock with an exercise price of $0.16 per share. Mr. Capps also executed and became a party to the Note Agreement. Mr. Capps serves as Chief Financial Officer and Executive Vice President of the Company.

         In October 2003, Oscar S. Wyatt agreed to exchange a note payable for an aggregate of $700,000 for 2,800,000 shares of the Company's common stock and the extension of the maturity date of common stock warrants previously issued to Mr. Wyatt. We agreed to provide Mr. Wyatt with registration rights for these 2,800,000 shares of common stock.

         These selling stockholders may offer and resell up to an aggregate of 31,936,875 shares of our common stock from time to time under this prospectus. We agreed to provide registration rights to each of these investors in connection with the issuance of these 25,265,000 shares of common stock underlying the Notes purchased by the investors and the 2,037,500 shares of common stock to be issued upon the exercise of the warrants. We also agreed to provide registration rights to Odyssey Capital, LLC for the 1,834,375 shares underlying the Notes.

         Selling stockholders table. The following table lists the name of each selling stockholder, the number of shares of common stock owned by each selling stockholder before this offering, the number of shares of common stock that may be offered by each selling stockholder pursuant to this prospectus and the number of shares of common stock to be owned by each selling stockholder upon completion of the offering if all shares registered for resale by this registration statement are sold. None of the selling stockholders have held any position or office or had any other material relationship with us in the last three years, other than as described herein. The information below is as of October 30, 2003 and has been furnished by the respective selling stockholders.

                                                               NUMBER OF SHARES     NUMBER OF SHARES     NUMBER OF SHARES
                     NAME OF                                   OWNED BEFORE THIS    BEING REGISTERED     OWNED AFTER THIS
                SELLING STOCKHOLDER                                OFFERING            FOR RESALE          OFFERING(1)
                -------------------                            -----------------    ----------------     ----------------
Robert E. Sternenberg .......................................      418,750              418,750(2)              0
Kirk E. Kanady, M.D .........................................    1,675,000            1,675,000(3)              0
Russell H. Schlattman, II ...................................      209,375              209,375(4)              0
Duane K. Rossman ............................................      418,750              418,750(5)              0
Bruce K. Smith ..............................................      418,750              418,750(6)              0
Wanda Hicks Carmichael ......................................    3,350,000            3,350,000(7)              0
Daniel Stroud ...............................................      209,375              209,375(8)              0
Bayou Anesthetic and Pain MPP & Trust .......................      251,250              251,250(9)              0
Northwest Anesthesiology Pension Plan and Money
Purchase Plan ...............................................      125,625              125,625(10)             0
Northwest Anesthesiology Salary Deferral ....................       41,875               41,875(11)             0
Betty Jo Edwards, M.D .......................................      209,375              209,375(12)             0
Phillip G. Sutton, M.D., P.A. Money Purchase Plan ...........      837,500              837,500(13)             0
Jack Matt Jr. Charles Schwab & Co. Inc. Cust. IRA
Rollover ....................................................      209,375              209,375(14)             0
Paul Song ...................................................      837,500              837,500(15)             0
Surgical Specialists of Oklahoma, PC Profit Sharing Plan ....      628,125              628,125(16)             0
Sigmond and Mary Jo Palowski ................................      209,375              209,375(17)             0
Rick Richards ...............................................    2,345,000            2,345,000(18)             0
Phillip L. Legget, M.D ......................................      418,750              418,750(19)             0
Manuel B. Gonzolaz ..........................................      586,250              586,250(20)             0
Kranthi Reddy ...............................................      418,750              418,750(21)             0
GVR Family Limited Partnership ..............................    3,350,000            3,350,000(22)             0
Trust of Rishi N. Reddy .....................................       83,750               83,750(23)             0
Trust of Reva N. Reddy ......................................       83,750               83,750(24)             0
Charles F. Gainennie, Jr ....................................      418,750              418,750(25)             0
John C. Bowen, III ..........................................      209,375              209,375(26)             0
Jean Neustadt, Jr. Sole & Separate Property .................      418,750              418,750(27)             0
Robert Ted Lyons ............................................      418,750              418,750(28)             0
Keith F. Konen ..............................................      125,625              125,625(29)             0
Mitchell P. Derden ..........................................       41,875               41,875(30)             0
Rodney D. Houston ...........................................       41,875               41,875(31)             0
Gary D. Jones ...............................................       41,875               41,875(32)             0
Gary Emmott .................................................      209,375              209,375(33)             0
Matthew M. Sokany ...........................................      418,750              418,750(34)             0
Jeffery C. Lambert ..........................................      209,375              209,375(35)             0

                                                               NUMBER OF SHARES     NUMBER OF SHARES     NUMBER OF SHARES
                     NAME OF                                   OWNED BEFORE THIS    BEING REGISTERED     OWNED AFTER THIS
                SELLING STOCKHOLDER                                OFFERING            FOR RESALE          OFFERING(1)
                -------------------                            -----------------    ----------------     ----------------
Jeff L. Hegan ...............................................      209,375              209,375(36)              0
Corbin J. Robertson, III ....................................      837,500              837,500(37)              0
Lion Fund LP. ...............................................      837,500              837,500(38)              0
Spring Street Partners ......................................      837,500              837,500(39)              0
Joseph Perlman, MD ..........................................      209,375              209,375(40)              0
Tom L. Pettiette ............................................      209,375              209,375(41)              0
Robert Lubin ................................................       83,750               83,750(42)              0
Riyad Tarazi ................................................      209,375              209,375(43)              0
Timothy M. Havens ...........................................      837,500              837,500(44)              0
Michael A. Hillman ..........................................      209,375              209,375(45)              0
K&D Reed Investments Limited Partnership ....................      209,375              209,375(46)              0
Terry C. Hicks, M.D .........................................      209,375              209,375(47)              0
S&G Associates, LLC .........................................      418,750              418,750(48)              0
Odyssey Capital, LLC ........................................    1,834,375            1,834,375(49)              0
Robert P. Capps .............................................    1,603,750              418,750(50)          1,185,000(51)
Anton von zu Liechtenstein ..................................    2,719,382            1,675,000(52)          1,038,382(53)
Oscar S. Wyatt ..............................................    5,977,601(54)        2,800,000              3,177,601
         TOTAL ..............................................   31,936,875

----------------
(1) Assumes all shares registered under this registration statement will be offered and sold.

(2) Represents (a) 387,500 shares currently issuable to the holder upon conversion of the notes and (b) 31,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(3) Represents (a) 1,550,000 shares currently issuable to the holder upon conversion of the notes and (b) 125,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(4) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(5) Represents (a) 387,500 shares currently issuable to the holder upon conversion of the notes and (b) 31,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(6) Represents (a) 387,500 shares currently issuable to the holder upon conversion of the notes and (b) 31,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(7) Represents (a) 3,100,000 shares currently issuable to the holder upon conversion of the notes and (b) 250,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(8) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(9) Represents (a) 232,500 shares currently issuable to the holder upon conversion of the notes and (b) 18,750 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(10) Represents (a) 116,250 shares currently issuable to the holder upon conversion of the notes and (b) 9,375 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(11) Represents (a) 38,750 shares currently issuable to the holder upon conversion of the notes and (b) 3,125 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(12) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(13) Represents (a) 775,000 shares currently issuable to the holder upon conversion of the notes and (b) 62,500 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(14) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(15) Represents (a) 775,000 shares currently issuable to the holder upon conversion of the notes and (b) 62,500 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(16) Represents (a) 581,250 shares currently issuable to the holder upon conversion of the notes and (b) 46,875 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(17) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(18) Represents (a) 2,170,000 shares currently issuable to the holder upon conversion of the notes and (b) 175,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(19) Represents (a) 387,500 shares currently issuable to the holder upon conversion of the notes and (b) 31,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(20) Represents (a) 542,500 shares currently issuable to the holder upon conversion of the notes and (b) 43,750 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(21) Represents (a) 387,500 shares currently issuable to the holder upon conversion of the notes and (b) 31,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(22) Represents (a) 3,100,000 shares currently issuable to the holder upon conversion of the notes and (b) 250,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(23) Represents (a) 77,500 shares currently issuable to the holder upon conversion of the notes and (b) 6,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(24) Represents (a) 77,500 shares currently issuable to the holder upon conversion of the notes and (b) 6,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(25) Represents (a) 387,500 shares currently issuable to the holder upon conversion of the notes and (b) 31,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(26) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(27) Represents (a) 387,500 shares currently issuable to the holder upon conversion of the notes and (b) 31,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(28) Represents (a) 387,500 shares currently issuable to the holder upon conversion of the notes and (b) 31,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(29) Represents (a) 116,250 shares currently issuable to the holder upon conversion of the notes and (b) 9,375 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(30) Represents (a) 38,750 shares currently issuable to the holder upon conversion of the notes and (b) 3,125 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(31) Represents (a) 38,750 shares currently issuable to the holder upon conversion of the notes and (b) 3,125 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(32) Represents (a) 38,750 shares currently issuable to the holder upon conversion of the notes and (b) 3,125 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(33) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(34) Represents (a) 387,500 shares currently issuable to the holder upon conversion of the notes and (b) 31,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(35) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(36) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(37) Represents (a) 775,000 shares currently issuable to the holder upon conversion of the notes and (b) 62,500 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(38) Represents (a) 775,000 shares currently issuable to the holder upon conversion of the notes and (b) 62,500 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(39) Represents (a) 775,000 shares currently issuable to the holder upon conversion of the notes and (b) 62,500 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(40) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(41) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(42) Represents (a) 77,500 shares currently issuable to the holder upon conversion of the notes and (b) 6,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(43) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(44) Represents (a) 775,000 shares currently issuable to the holder upon conversion of the notes and (b) 62,500 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(45) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(46) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(47) Represents (a) 193,750 shares currently issuable to the holder upon conversion of the notes and (b) 15,625 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(48) Represents (a) 387,500 shares currently issuable to the holder upon conversion of the notes and (b) 31,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(49) Represents 1,834,375 shares currently issuable to the holder upon conversion of the notes.

(50) Represents (a) 387,500 shares currently issuable to the holder upon conversion of the notes and (b) 31,250 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(51) Consists of 1,185,000 shares of common stock issuable to the holder upon exercise of employee stock options.

(52) Represents (a) 1,550,000 shares currently issuable to the holder upon conversion of the notes and (b) 125,000 shares currently issuable to the holder upon exercise of warrants to purchase shares of our common stock.

(53) Includes 750,000 shares of common stock subject to stock options.

(54) Represents (a) 3,187,601 shares currently held by the holder and (b) 2,790,000 shares issuable to the holder upon exercise of warrants to purchase shares of our common stock.

                              PLAN OF DISTRIBUTION

         The selling stockholders, their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell all or a portion of the shares of common stock being registered hereunder in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling stockholders may sell their shares of common stock by one or more of the following methods, without limitation:

         o block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         o        privately negotiated transactions;

         o        short sales;

         o        a combination of any such methods of sale; and

         o        any other method permitted pursuant to applicable law.

         From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives thereof, and may sell and deliver the shares of common stock in connection therewith or in settlement of securities loans. If the selling stockholders engage in such transactions, the applicable conversion price may be affected. From time to time the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their respective brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares of common stock from time to time.

         In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling shareholder. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the shares of common stock other than fees and expenses of the selling shareholder. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         In order to comply with certain states' securities laws, if applicable, the shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

                          DESCRIPTION OF CAPITAL STOCK

         Our Certificate of Incorporation permits the issuance of up to 200,000,000 shares of common stock and 50,000,000 shares of preferred stock. As of October 31, 2003, there were 118,556,587 shares of our common stock and no shares of our preferred stock outstanding. The following description of our capital stock is intended to be a summary, and you should read it in conjunction with our amended and restated articles of incorporation filed with the SEC.

COMMON STOCK

         Under our Certificate of Incorporation, we may issue 200,000,000 shares of common stock, par value $0.01 per share. All shares of our common stock have one vote per share. Stockholders of our common stock may receive dividends, when and as declared by the board of directors, if funds are legally available for the payment of dividends. Shares of our common stock have no preemptive, conversion, sinking fund, redemption or similar provisions. In the event of our liquidation, stockholders of our common stock participate on a pro rata basis in the distribution of any of our assets that are remaining after the payment of liabilities and any liquidation preference on outstanding shares of convertible preferred stock. All outstanding shares of our common stock are fully paid and nonassessable.

         Our Common Stock is traded on the OTC Bulletin Board operated by Nasdaq under the symbol "TERA." Prior to June 19, 2001, our common stock was quoted on the Nasdaq SmallCap Market under the symbol "ICOM." On June 19, 2001, Nasdaq delisted our common stock for failing to maintain a minimum bid price of $1.00. On January 30, 2001, we changed our trading symbol to "TERA" from "ICOM" to reflect our name change to TeraForce Technology Corporation from Intelect Communications, Inc.

         The high and low bid prices for our common stock for each full quarter of the last two fiscal years, as reported on the OTC Bulletin Board and Nasdaq, are as follows (these prices are inter-dealer prices, without mark-up, mark-downs or commission included and may not necessarily represent actual transactions):

                Quarter period ended                      High        Low
                --------------------                      ----        ---
                2003
                March 31 ............................     0.230       0.130
                June 30 .............................     0.220       0.160
                September 30 ........................     0.470       0.160
                through December 1 ..................     0.430       0.270
                                                          -----       -----
                2002
                March 31 ............................     0.180       0.100
                June 20 .............................     0.330       0.110
                September 30 ........................     0.230       0.100
                December 31 .........................     0.240       0.105

                2001
                March 31 ............................     1.438       0.344
                June 30 .............................     0.960       0.330
                September 30 ........................     0.420       0.150
                December 31 .........................     0.200       0.080

         As of September 30, 2003, there were approximately 6,000 owners of record (including nominee holders such as banks and brokerage firms who hold shares for the benefit of beneficial owners) of our common stock.

PREFERRED STOCK

         Our Certificate of Incorporation authorizes the issuance of up to 50,000,000 shares of preferred stock with a par value of $0.01 per share. No shares of our preferred stock were outstanding as of the date of this prospectus. We may issue the preferred stock in series, and the shares of each series shall have rights and preferences as designated by the resolution of the board of directors. In the designation of any series of preferred stock, the board of directors has authority, without further action by the holders of our common stock, to fix the number of shares constituting that series and to fix the dividends rights, dividend rate, conversion rights, terms of redemption and the liquidation preferences of that series of preferred stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

WARRANTS

         As of September 30, 2003, there were outstanding warrants to purchase an aggregate of 22,701,000 shares of common stock at prices ranging from $0.09 to $2.00. The warrants expire at various times on or before March 31, 2007.

CONVERSION RIGHTS

         As of September 30, 2003, there were outstanding conversion rights to purchase an aggregate of 8,333,333 shares of common stock for $0.12 per share and 25,265,000 shares of common stock for $0.16 per share. The conversion rights expire at various times on or before June 30, 2005.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby have been passed upon for us by our counsel, Haynes and Boone, LLP.

                                     EXPERTS

         Our consolidated financial statements incorporated in this Prospectus by reference to our Annual Report on Form 10-K for each of the three years in the period ended December 31, 2002, have been incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of Grant Thornton LLP as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-2 under the Securities Act with respect to the securities offered by this prospectus. This prospectus constitutes a part of that registration statement and does not contain all of the information in the registration statement. This prospectus contains a description of the material terms and features of some material contracts, indentures, agreements, reports or exhibits required to be disclosed. However, as the descriptions are summaries of the contracts, indentures, agreements, reports or exhibits, we urge you to refer to the copy of each material contract, report and exhibit filed with the registration statement. Copies of the registration statement, including the exhibits, as well as the periodic reports, proxy statements and other information we file with the SEC, may be examined without charge and copies of the materials may be obtained at prescribed rates from the public reference facilities maintained by the SEC at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can get information about the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at the address http://www.sec.gov.

         The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

                  o our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on April 15, 2003;

                  o our Quarterly Report on Form 10-Q for the period ended June 30, 2003, filed with the SEC on August 14, 2003;

                  o our Quarterly Report on Form 10-Q for the period ended March 31, 2003, filed with the SEC on May 15, 2003;

                  o our Quarterly Report on Form 10-Q for the period ended September 30, 2003, filed with the SEC on November 14, 2003;

                  o our Current Report on Form 8-K filed with the SEC on October 21, 2002;

                  o our amendment to our Current Report on Form 8-K/A filed with the SEC on November 13, 2002;

                  o our amendment to our Current Report on Form 8-K/A filed with the SEC on January 15, 2003;

                  o our amendment to our Current Report on Form 8-K/A filed with the SEC on March 25, 2003;

                  o our Current Report on Form 8-K filed with the SEC on March 28, 2003;

                  o our Current Report on Form 8-K filed with the SEC on July 30, 2003;

                  o our amendment to our Current Report on Form 8-K/A filed with the SEC on August 8, 2003; and

                  o our Current Report on Form 8-K filed with the SEC on November 24, 2003.

         We will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon the written or oral request of each person, a copy of any and all of the documents incorporated by reference (other than exhibits to the documents unless the exhibits are specifically incorporated by reference in the documents). Any request should be directed to:

                              Attn: Robert P. Capps
               Executive Vice President - Chief Financial Officer
                              1240 E. Campbell Road
                             Richardson, Texas 75081
                            Telephone (469) 330-4960

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Pursuant to the registration rights agreements among the company and the selling stockholders, we have agreed to indemnify each selling stockholder and their respective officers, directors, agents, brokers, investment advisors, employees and any person who controls the selling stockholder against any losses, claims, damages, liabilities, costs and expenses arising out of or relating to (1) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any prospectus, including any amendments or supplements thereto, or (2) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that these liabilities arise out of or are based upon and in conformity with any information furnished in writing to us by each selling stockholder expressly for use in the Registration Statement or an amendment or supplement thereto. In addition, each selling stockholder, acting severally and not jointly, under the registration rights agreement has agreed to indemnify us and our officers, directors, employees, agents and any person who controls us against any losses, claims, damages, liabilities, costs or expenses arising out of or based upon and in conformity with written information furnished by the selling stockholder expressly for use in the Registration Statement or an amendment or supplement thereto. However, the foregoing indemnity shall not apply to amounts paid in settlement of any such liability if the settlement is effected without the consent of such selling stockholder.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the issuer pursuant to the foregoing provisions, or otherwise, the issuer has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by the registrant in connection with the issuance and distribution of the securities being offered. All items below are estimates other than the Securities and Exchange Commission fees. All expenses will be borne by us.

Securities and Exchange Commission Registration Fee .......  $   775
Listing Fee ...............................................        0
Printing Expenses .........................................        0
Accounting Fees and Expenses ..............................    5,000
                                                             -------
Legal Fees and Expenses ...................................   15,000
                                                             -------
Blue Sky Fees and Expenses ................................        0
                                                             -------
Miscellaneous Expenses ....................................      225
                                                             -------
   Total ..................................................  $21,000
                                                             -------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides that no director of the Company will be personally liable to the Company or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director. However, this does not apply with respect to any action in which the director would be liable under Section 174 of the General Corporation Law of the State of Delaware ("Delaware Code") nor does it apply with respect to any liability in which the director (i) breached his duty of loyalty to the Company or its stockholders; (ii) did not act in good faith or, in failing to act, did not act in good faith; (iii) acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) derived an improper personal benefit.

         The Certificate of Incorporation of the Company provides that the Company shall indemnify its directors and officers and former directors and officers to the fullest extent permitted by the Delaware Code. Pursuant to the provisions of Section 145 of the Delaware Code, the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee, or agent of the Company, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         The power to indemnify applies to actions brought by or in the right of the Company as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

         The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         Article XI of the Company's Restated Bylaws provides that the Company shall indemnify each of its directors and officers, its former directors and officers and agents of the Company against expenses actually and reasonably incurred by him or her in connection with the defense of any action, suit or proceeding, civil or criminal, in which such person is made a party by reason of being or having been such director or officer, except in situations where he or she shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his or her duty to the Company. In the event of a criminal conviction (whether based on a plea of guilty or nolo contendere or its equivalent, or after trial), such conviction shall not be deemed an adjudication of liability for negligence or misconduct in the performance of duty to the Company if such director or officer acted in good faith in what he or she considered to be the best interest of the Company and without reasonable cause to believe that his or her actions were illegal. In absence of an adjudication which expressly absolves the director or officer of liability to the Company or its stockholders for negligence or misconduct, or in the event of a settlement, the right to indemnification of a director or officer shall be conditioned upon prior resolution adopted by two-thirds of the disinterested members of the Board or by independent counsel.

         Article XI of the Company's Restated Bylaws also provides that the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL. The Company maintains insurance on behalf of its directors and officers to protect them against such claims.

ITEM 16. EXHIBITS

         The exhibits listed below are filed as part of or incorporated by reference in this registration statement. Where such filing is incorporated by reference to a previously filed report, such report is identified. See the Index of Exhibits with the exhibits files as part of this registration statement.

Exhibit  Description of Exhibit
-------  ----------------------
4.1      Form of Registration Rights Agreement between the Company and the
         Buyers, dated as of December 22, 1998 filed as an exhibit to the
         Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.2      Form of Warrant to Purchase Common Stock of Intelect Communications,
         Inc. at an exercise price of $2.998 filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.3 Registration Rights Agreement between the Company and Coastal filed as an exhibit to the Company's Form 8-K filed on August 18, 1999 and incorporated by reference herein.

4.4      Registration Rights Agreement among the Company and the Buyers, dated
         February 24, 1999, relating to the Series E Convertible Preferred Stock and warrants filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.5      Form of Warrant to Purchase Common Stock of Intelect Communications,
         Inc., relating to the Series E Preferred Stock filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.6 Form of Amended and Restated Promissory Notes held by officer, convertible into Common Stock of the Company at a rate of $1.00 per share filed as an exhibit to the Company's Form 10-K filed on March 30, 2000 and incorporated by reference herein.

4.7      Securities Purchase Agreement dated September 30, 2002 between the
         Company and Morton A. Cohn and Fayez Sarofim, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.8      Registration Rights Agreement dated September 30, 2002 between the
         Company and Morton A. Cohn and Fayez Sarofim, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.9 Form of Amended and Restated Warrant expiring May 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's
         Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.10 Form of Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K filed
         October 21, 2002 and incorporated by reference herein.

4.11 Form of Amended and Restated Warrant expiring December 31, 2003 with an exercise price of $0.12 per share, filed as an exhibit to the Company's
         Form 8-K filed October 21, 2002 and incorporated by reference herein.

Exhibit  Description of Exhibit
-------  ----------------------
4.12     Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K/A filed January
         15, 2003 and incorporated by reference herein.

4.13 Amended and Restated Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form
         8-K/A filed January 15, 2003 and incorporated by reference herein.

4.14 Amended and Restated Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form
         8-K/A filed January 15, 2003 and incorporated by reference herein.

4.15 Amended and Restated Warrant expiring December 31, 2003 with an exercise price of $0.12 per share, filed as an exhibit to the Company's
         Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.16 Amended and Restated Warrant expiring May 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form
         8-K/A filed January 15, 2003 and incorporated by reference herein.

4.17 Form of Registration Rights Agreement between the Company and certain private investors, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.18     Exchange Agreement dated April 11, 2002 between the Company and
         Coastal, filed as an exhibit to the Company's Form 10-Q filed May 10, 2002 and incorporated herein by reference.

4.19     Exchange Agreement dated April 11, 2002 between the Company and St.
         James, filed as an exhibit to the Company's Form 10-Q filed May 10, 2002 and incorporated herein by reference.

4.20 Form of Securities Purchase Agreement dated September 30, 2002 between the Company and certain private investors, filed as an exhibit to the Company's Form 8-K/A filed November 13, 2002 and incorporated by reference herein.

4.21 Form of Registration Rights Agreement dated September 30, 2002 between the Company and certain private investors, filed as an exhibit to the Company's Form 8-K/A filed November 13, 2002 and incorporated by reference herein.

4.22 Form of Warrant expiring March 31, 2007, filed as an exhibit to the Company's Form 10-K filed April 15, 2003 and incorporated herein by reference.

4.23 Form of Note Agreement dated July 3, 2003, filed as an exhibit to the Company's Form 8-K filed July 30, 2003 and incorporated by reference herein.

4.24 Form of 12% Convertible Subordinated Note, filed as an exhibit to the Company's Form 8-K filed July 30, 2003 and incorporated by reference herein.

4.25     Form of Warrant Agreement, filed as an exhibit to the Company's Form
         8-K filed July 30, 2003 and incorporated by reference herein.

Exhibit  Description of Exhibit
-------  ----------------------
4.26     Registration Rights Agreement dated July 3, 2003, filed as an exhibit to the Company's Form 8-K filed July 30, 2003 and incorporated by reference herein.

4.27 Warrant for the purchase of 1,834,375 shares of Common Stock issued to Odyssey Capital, LLC, filed as an exhibit to the Company's Form 8-K/A filed August 8, 2003 and incorporated by reference herein.

5.1* Form of Opinion of Haynes and Boone, LLP regarding validity of shares issued.

10.1**   Employment Agreement between the Company and Herman Frietsch and
         Amendment thereto filed as an exhibit to the Company's Form 10-K filed on March 30, 2000 and incorporated by reference herein.

10.2** Employment Agreement dated as of January 1, 2001 between the Company and Eugene Helms filed as an exhibit to the Company's Form 10-K filed
         April 15, 2002 and incorporated by reference herein.

10.3     Lease Agreement between Campbell Place One Joint Venture and DNA
         Enterprises, dated February 1, 1997 filed as an exhibit to the Company's Form 10-K filed April 15, 2003 and incorporated by reference herein.

10.4     Agreement to Form Joint Venture dated August 17, 2001 between the
         Company and Singapore Technologies Electronics Limited filed as an exhibit to the Company's Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.5     Sharing Agreement dated August 30, 2001 among the Company, Intelect
         Network Technologies Company and Intelect Technologies Inc. filed as an exhibit to the Company's Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.6     Stockholders Agreement dated August 30, 2001 among the Company,
         Intelect Technologies Inc. and Singapore Technologies Electronics
         Limited filed as an exhibit to the Company's Form 8-K filed September
         7, 2001 and incorporated by reference herein.

10.7 Transition Services Agreement dated August 30, 2001 between the Company and Intelect Technologies Inc. filed as an exhibit to the Company's
         Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.8     Asset Purchase Agreement dated January 11, 2002 among the Company,
         Flextronics Design S.D., Inc. and DNA Enterprises, Inc. filed as an exhibit to the Company's Form 8-K filed January 15, 2002 and incorporated by reference herein.

10.9 Design / Engineering Services Agreement dated January 11, 2002 between the Company and Flextronics Design S.D. filed as an exhibit to the Company's Form 8-K filed January 15, 2002 and incorporated by reference herein.

10.10    Form of Promissory Note dated June 1, 2001 in favor of Bank One, N.A.
         filed as an exhibit to the Company's Form 10-Q filed August 14, 2001 and incorporated by reference herein.

Exhibit  Description of Exhibit
-------  ----------------------
10.11    Business Loan Agreement dated June 1, 2001 between the Company and Bank
         One, N.A. filed as an exhibit to the Company's Form 10-Q filed August
         14, 2001 and incorporated by reference herein.

10.12 Promissory Note dated November 30, 2001 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.13 Promissory Note dated December 14, 2001 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.14 Promissory Note dated February 11, 2002 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporate by reference herein.

10.15**  Employment Agreement dated January 1, 2001 between the Company and
         Robert P. Capps filed as an exhibit to the Company's Form 10-K filed
         April 15, 2002 and incorporated by reference herein.

10.16    Release and Settlement Agreement dated January 19, 2001 between the
         Company and Savage Arms, Inc. filed as an exhibit to the Company's Form
         10-K filed April 15, 2002 and incorporated by reference herein.

10.17    Settlement and Release Agreement dated March 4, 2002 among the Company,
         DNA Enterprises, Inc. and Cadence Design Systems, Inc. filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.18** Amended and Restated Stock Incentive Plan filed as an exhibit to the Company's Definitive Proxy Statement filed on April 30, 2001 and incorporated by reference herein.

10.19 Amendment to Credit Agreement dated October 3, 2002 between the Company and Bank One, NA, filed as an exhibit to the Company's Form 8-K filed
         October 21, 2002 and incorporated by reference herein.

10.20    Reimbursement Agreement by and between the Company and O.S. Wyatt, Jr.
         dated as of December 30, 2002, filed as an exhibit to the Company's
         Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

10.21 Promissory Note dated October 1, 2002, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003, and incorporated by reference herein.

10.22 Reimbursement Agreement dated March 26, 2003, filed as an exhibit to the Company's Current Report on Form 8-K filed March 28, 2003 and incorporated herein by reference.

10.23    Loan Agreement dated March 26, 2003 between DNA Computing Solutions,
         Inc. and FirstCapital Bank, SSB, filed as an exhibit to the Company's
         Annual Report on Form 10-K filed on April 15, 2003, and incorporated herein by reference.

10.24 Note Modification Agreement dated March 31, 2003 between the Company and Bank One, NA, filed as an exhibit to the Company's Annual Report on Form 10-K filed on April 15, 2003, and incorporated herein by reference.

Exhibit  Description of Exhibit
-------  ----------------------
10.25    Form of Note Agreement dated July 3, 2003, filed as an exhibit to the
         Company's Form 8-K filed July 30, 2003 and incorporated by reference herein.

10.26 Form of 12% Convertible Subordinated Note, filed as an exhibit to the Company's Form 8-K filed July 30, 2003 and incorporated by reference herein.

10.27    Form of Warrant Agreement, filed as an exhibit to the Company's Form
         8-K filed July 30, 2003 and incorporated by reference herein.

10.28 Registration Rights Agreement dated July 3, 2003, filed as an exhibit to the Company's Form 8-K filed July 30, 2003 and incorporated by reference herein.

10.29 Warrant for the purchase of 1,834,375 shares of Common Stock issued to Odyssey Capital, LLC, filed as an exhibit to the Company's Form 8-K/A filed August 8, 2003 and incorporated by reference herein.

23.1*    Consent of Grant Thornton LLP

23.2* Consent of Haynes and Boone, LLP (included in their opinion filed as Exhibit 5.1)

24.1*    Power of Attorney of officers and directors of TeraForce Technology
         Corporation (included on signature page hereto)

---------
*    Filed herewith.
**   Management contract or other compensatory plan or arrangement.

ITEM 17. UNDERTAKINGS

         1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant's Amended and Restated Certificate Incorporation or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         2. The undersigned registrant hereby undertakes:

         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                TERAFORCE TECHNOLOGY CORPORATION
                                                (Registrant)

Date: December 3, 2003                          By: /s/ HERMAN M. FRIETSCH
                                                    ----------------------------
                                                    Herman M. Frietsch
                                                    Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of TeraForce Technology Corporation, a Delaware corporation, which is filing a Registration Statement on Form S-2 with the Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), hereby constitute and appoint Herman M. Frietsch and Robert
P. Capps, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign such Registration Statement and any or all amendments, including post-effective amendments, to the Registration Statement, including a Prospectus or an amended Prospectus therein and in any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act and all other documents in connection therewith to be filed with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons and in the capacities and on the dates indicated.

/s/ HERMAN M. FRIETSCH                                  December 3, 2003
--------------------------------------------
Herman M. Frietsch
Chief Executive Officer and Director
(Principal Executive Officer)


/s/ ROBERT P. CAPPS                                     December 3, 2003
--------------------------------------------
Robert P. Capps
Chief Financial Officer
(Principal Financial and Accounting Officer)


/s/ DAVID H. YEDWAB                                     December 3, 2003
--------------------------------------------
David H. Yedwab, Director

/s/ ANTON VON AND ZU LIECHTENSTEIN                      December 3, 2003
--------------------------------------------
Anton von and zu Liechtenstein, Director


/s/ ROBERT E. GARRISON, II                              December 3, 2003
--------------------------------------------
Robert E. Garrison, II, Director

                                INDEX OF EXHIBITS

Exhibit  Description of Exhibit
-------  ----------------------
4.1      Form of Registration Rights Agreement between the Company and the
         Buyers, dated as of December 22, 1998 filed as an exhibit to the
         Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.2      Form of Warrant to Purchase Common Stock of Intelect Communications,
         Inc. at an exercise price of $2.998 filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.3 Registration Rights Agreement between the Company and Coastal filed as an exhibit to the Company's Form 8-K filed on August 18, 1999 and incorporated by reference herein.

4.4      Registration Rights Agreement among the Company and the Buyers, dated
         February 24, 1999, relating to the Series E Convertible Preferred Stock and warrants filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.5      Form of Warrant to Purchase Common Stock of Intelect Communications,
         Inc., relating to the Series E Preferred Stock filed as an exhibit to the Company's Form 8-K filed on March 2, 1999 and incorporated by reference herein.

4.6 Form of Amended and Restated Promissory Notes held by officer, convertible into Common Stock of the Company at a rate of $1.00 per share filed as an exhibit to the Company's Form 10-K filed on March 30, 2000 and incorporated by reference herein.

4.7      Securities Purchase Agreement dated September 30, 2002 between the
         Company and Morton A. Cohn and Fayez Sarofim, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.8      Registration Rights Agreement dated September 30, 2002 between the
         Company and Morton A. Cohn and Fayez Sarofim, filed as an exhibit to the Company's Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.9 Form of Amended and Restated Warrant expiring May 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's
         Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.10 Form of Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K filed
         October 21, 2002 and incorporated by reference herein.

4.11 Form of Amended and Restated Warrant expiring December 31, 2003 with an exercise price of $0.12 per share, filed as an exhibit to the Company's
         Form 8-K filed October 21, 2002 and incorporated by reference herein.

4.12 Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form 8-K/A filed January
         15, 2003 and incorporated by reference herein.

Exhibit  Description of Exhibit
-------  ----------------------
4.13     Amended and Restated Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form
         8-K/A filed January 15, 2003 and incorporated by reference herein.

4.14 Amended and Restated Warrant expiring October 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form
         8-K/A filed January 15, 2003 and incorporated by reference herein.

4.15 Amended and Restated Warrant expiring December 31, 2003 with an exercise price of $0.12 per share, filed as an exhibit to the Company's
         Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.16 Amended and Restated Warrant expiring May 31, 2004 with an exercise price of $0.12 per share, filed as an exhibit to the Company's Form
         8-K/A filed January 15, 2003 and incorporated by reference herein.

4.17 Form of Registration Rights Agreement between the Company and certain private investors, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

4.18     Exchange Agreement dated April 11, 2002 between the Company and
         Coastal, filed as an exhibit to the Company's Form 10-Q filed May 10, 2002 and incorporated herein by reference.

4.19     Exchange Agreement dated April 11, 2002 between the Company and St.
         James, filed as an exhibit to the Company's Form 10-Q filed May 10, 2002 and incorporated herein by reference.

4.20 Form of Securities Purchase Agreement dated September 30, 2002 between the Company and certain private investors, filed as an exhibit to the Company's Form 8-K/A filed November 13, 2002 and incorporated by reference herein.

4.21 Form of Registration Rights Agreement dated September 30, 2002 between the Company and certain private investors, filed as an exhibit to the Company's Form 8-K/A filed November 13, 2002 and incorporated by reference herein.

4.22 Form of Warrant expiring March 31, 2007, filed as an exhibit to the Company's Form 10-K filed April 15, 2003 and incorporated herein by reference.

4.23 Form of Note Agreement dated July 3, 2003, filed as an exhibit to the Company's Form 8-K filed July 30, 2003 and incorporated by reference herein.

4.24 Form of 12% Convertible Subordinated Note, filed as an exhibit to the Company's Form 8-K filed July 30, 2003 and incorporated by reference herein.

4.25     Form of Warrant Agreement, filed as an exhibit to the Company's Form
         8-K filed July 30, 2003 and incorporated by reference herein.

4.26 Registration Rights Agreement dated July 3, 2003, filed as an exhibit to the Company's Form 8-K filed July 30, 2003 and incorporated by reference herein.

Exhibit  Description of Exhibit
-------  ----------------------
4.27     Warrant for the purchase of 1,834,375 shares of Common Stock issued to
         Odyssey Capital, LLC, filed as an exhibit to the Company's Form 8-K/A filed August 8, 2003 and incorporated by reference herein.

5.1* Form of Opinion of Haynes and Boone, LLP regarding validity of shares issued.

10.1**   Employment Agreement between the Company and Herman Frietsch and
         Amendment thereto filed as an exhibit to the Company's Form 10-K filed on March 30, 2000 and incorporated by reference herein.

10.2** Employment Agreement dated as of January 1, 2001 between the Company and Eugene Helms filed as an exhibit to the Company's Form 10-K filed
         April 15, 2002 and incorporated by reference herein.

10.3     Lease Agreement between Campbell Place One Joint Venture and DNA
         Enterprises, dated February 1, 1997 filed as an exhibit to the Company's Form 10-K filed April 15, 2003 and incorporated by reference herein.

10.4     Agreement to Form Joint Venture dated August 17, 2001 between the
         Company and Singapore Technologies Electronics Limited filed as an exhibit to the Company's Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.5     Sharing Agreement dated August 30, 2001 among the Company, Intelect
         Network Technologies Company and Intelect Technologies Inc. filed as an exhibit to the Company's Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.6     Stockholders Agreement dated August 30, 2001 among the Company,
         Intelect Technologies Inc. and Singapore Technologies Electronics
         Limited filed as an exhibit to the Company's Form 8-K filed September
         7, 2001 and incorporated by reference herein.

10.7 Transition Services Agreement dated August 30, 2001 between the Company and Intelect Technologies Inc. filed as an exhibit to the Company's
         Form 8-K filed September 7, 2001 and incorporated by reference herein.

10.8     Asset Purchase Agreement dated January 11, 2002 among the Company,
         Flextronics Design S.D., Inc. and DNA Enterprises, Inc. filed as an exhibit to the Company's Form 8-K filed January 15, 2002 and incorporated by reference herein.

10.9 Design / Engineering Services Agreement dated January 11, 2002 between the Company and Flextronics Design S.D. filed as an exhibit to the Company's Form 8-K filed January 15, 2002 and incorporated by reference herein.

10.10    Form of Promissory Note dated June 1, 2001 in favor of Bank One, N.A.
         filed as an exhibit to the Company's Form 10-Q filed August 14, 2001 and incorporated by reference herein.

10.11    Business Loan Agreement dated June 1, 2001 between the Company and Bank
         One, N.A. filed as an exhibit to the Company's Form 10-Q filed August
         14, 2001 and incorporated by reference herein.

Exhibit  Description of Exhibit
-------  ----------------------
10.12    Promissory Note dated November 30, 2001 filed as an exhibit to the
         Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.13 Promissory Note dated December 14, 2001 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.14 Promissory Note dated February 11, 2002 filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporate by reference herein.

10.15**  Employment Agreement dated January 1, 2001 between the Company and
         Robert P. Capps filed as an exhibit to the Company's Form 10-K filed
         April 15, 2002 and incorporated by reference herein.

10.16    Release and Settlement Agreement dated January 19, 2001 between the
         Company and Savage Arms, Inc. filed as an exhibit to the Company's Form
         10-K filed April 15, 2002 and incorporated by reference herein.

10.17    Settlement and Release Agreement dated March 4, 2002 among the Company,
         DNA Enterprises, Inc. and Cadence Design Systems, Inc. filed as an exhibit to the Company's Form 10-K filed April 15, 2002 and incorporated by reference herein.

10.18** Amended and Restated Stock Incentive Plan filed as an exhibit to the Company's Definitive Proxy Statement filed on April 30, 2001 and incorporated by reference herein.

10.19 Amendment to Credit Agreement dated October 3, 2002 between the Company and Bank One, NA, filed as an exhibit to the Company's Form 8-K filed
         October 21, 2002 and incorporated by reference herein.

10.20    Reimbursement Agreement by and between the Company and O.S. Wyatt, Jr.
         dated as of December 30, 2002, filed as an exhibit to the Company's
         Form 8-K/A filed January 15, 2003 and incorporated by reference herein.

10.21 Promissory Note dated October 1, 2002, filed as an exhibit to the Company's Form 8-K/A filed January 15, 2003, and incorporated by reference herein.

10.22 Reimbursement Agreement dated March 26, 2003, filed as an exhibit to the Company's Current Report on Form 8-K filed March 28, 2003 and incorporated herein by reference.

10.23    Loan Agreement dated March 26, 2003 between DNA Computing Solutions,
         Inc. and FirstCapital Bank, SSB, filed as an exhibit to the Company's
         Annual Report on Form 10-K filed on April 15, 2003, and incorporated herein by reference.

10.24 Note Modification Agreement dated March 31, 2003 between the Company and Bank One, NA, filed as an exhibit to the Company's Annual Report on Form 10-K filed on April 15, 2003, and incorporated herein by reference.

10.25 Form of Note Agreement dated July 3, 2003, filed as an exhibit to the Company's Form 8-K filed July 30, 2003 and incorporated by reference herein.

Exhibit  Description of Exhibit
-------  ----------------------
10.26    Form of 12% Convertible Subordinated Note, filed as an exhibit to the
         Company's Form 8-K filed July 30, 2003 and incorporated by reference herein.

10.27    Form of Warrant Agreement, filed as an exhibit to the Company's Form
         8-K filed July 30, 2003 and incorporated by reference herein.

10.28 Registration Rights Agreement dated July 3, 2003, filed as an exhibit to the Company's Form 8-K filed July 30, 2003 and incorporated by reference herein.

10.29 Warrant for the purchase of 1,834,375 shares of Common Stock issued to Odyssey Capital, LLC, filed as an exhibit to the Company's Form 8-K/A filed August 8, 2003 and incorporated by reference herein.

23.1*    Consent of Grant Thornton LLP

23.2* Consent of Haynes and Boone, LLP (included in their opinion filed as Exhibit 5.1)

24.1*    Power of Attorney of officers and directors of TeraForce Technology
         Corporation (included on signature page hereto)

--------
*    Filed herewith.
**   Management contract or other compensatory plan or arrangement.